EXHIBIT 12.1

GENERAL MARITIME CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES*
(Expressed in thousands of United States Dollars, except ratios)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Fixed Charges
Interest expense	$32,400	$4,165	$25,541	$29,388	$37,344
Capitalized interest	3,475	3,571	2,385	119	-
Amortized loan fees	1,968	722	959	1,089	1,724

Fixed Charges	37,843	8,458	28,885	30,596	39,068

Earnings
Pretax operating income	212,357	156,831	44,539	29,807	(11,995)
Fixed charges	37,843	8,458	28,885	30,596	39,068
Capitalized interest	3,475	3,571	2,385	119	-

Earnings	246,725	161,718	71,039	60,284	27,073

Ratio of earnings to fixed charges	6.52	19.12	2.46	1.97	0.69	(a)

(a) For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $11,995.

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934